UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM CONTINUES ANALYSIS OF INVESTMENT AND DIVESTITURE OPPORTUNITIES

Rome, 24 September 2018

TIM’s Board of Directors met today and undertook further analysis of the opportunities to invest in assets and dismiss non-core assets following the deliberations taken on 24 July; these options will in any case be subject to further discussions and subsequent decisions.

The Board of Directors also completed a project for an overall update of the Group’s corporate governance rules. Specifically, it agreed to introduce a revised version of the self-discipline Principles, along with a new set of regulations for the Board of Directors.

The Board of Directos acknowledged the new organisational structure resulting from the abolition of the Chief Commercial Officer role and designated two key manager roles: the Director of the Chief Business & Top Clients Office (Lorenzo Forina); and the Director of the Chief Consumer & Small Enterprise Office (Stefano Azzi). The curricula of Mr Azzi (who ows 9,176 TIM shares) and Mr Forina (who does not currently own any TIM shares) are attached to this press release.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investor_relations

Stefano Azzi

Role: Chief Consumer & Small Enterprice Office

He was born in Naples on 6th October 1968.

He graduated in Economics and Commerce at the Federico II University of Naples.

Since July 2016 he has been Head of Consumer & Small Enterprise Department.

In August 2014 he was given the responsibility of the Consumer Sales Department after having taken on increasing responsibilities in the same Department from the date of employment in Telecom Italia (January 7th 2010).

From June 2007 to December 2009 he worked in H3G as Regional Sales Manager 3 (Lazio, Marche, Abruzzo, Molise, Umbria, Tuscany and Sardinia), where he dealt with the management of all Retail and Business sales and Trade Marketing channels and the related plan of Outdoor Events and Merchandisers.

From July 1999 to May 2007 he was first in charge of Promotions and Conventions in Wind Telecommunications. Subsequently he held the positions of Operational Marketing Manager, Head of Consumer & Business Channel Development, Head of Franchising Channel Management and Property Stores. In 2007 he became Head of the Modern Channel Management where he dealt with Organized Distribution and national agreements.

From July 1994 to July 1999 he was Assistant Brand Manager in Colgate - Palmolive. First of all he became a Brand Manager and then a Professional Brand Manager, where he was responsible for marketing and sales for the pharmaceutical and dental market.

From November 1993 to July 1994 he was Junior Consultant and Trainer for young entrepreneurs at C.R.S. Consulting and Training in Naples.

Lorenzo Forina

Role: Chief Business & Top Clients Office

Born in Genoa on 7 January 1973

He has a degree in Mechanical Engineering from the University of Genoa.

In July 2016 he was appointed Head of the Business & Top Clients Department.

In March 2013 he was hired by Telecom Italia SpA as head of the Consumer Marketing department and was tasked with ensuring the development and management of the fixed and mobile ICT services portfolio for individuals and families, the definition of marketing plans and the development and management of the digital market. He was also responsible for oversight of the international roaming business.

In 2009 he moved to the sector of telecommunications for European operators of fixed and mobile telephony, collaborating with the different departments of Telecom Italia SpA.

In 2005 he became a Partner and Head of Retail Practice for Southern Europe.

From 1999 he worked at McKinsey Italy, in the Retail and Telecommunications area.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager